UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F          ☐  Form 40-F

2026 Annual General Meeting Agenda Items

The Board of Directors of WISeKey International Holding Ltd. (the “Company”) has submitted its proposals for shareholder approval at the 2026 Annual General Meeting of Shareholders (“AGM”).

Key items that the Board of Directors recommends shareholders to approve include, among other things:

•	Annual Report 2025 (including audited financial statements)

•	Discharge of the Board and Executive Management

•	Re-election of seven current members of the Board of Directors and election of one new member of the Board of Directors

•	Re-election of the Nomination & Compensation Committee

•	Re-election of the Auditor and Independent Proxy

•	Votes relating to the compensation of the Board of Directors and Executive Management

The 2026 AGM will be held at 2:00 p.m. CEST on Monday, June 29, 2026 at the offices of Homburger AG, Prime Tower, Hardstrasse 201, 8005 Zurich, Switzerland. It will be possible for shareholders to attend the AGM in person at the venue. Shareholders may also exercise their voting rights by giving electronic or written voting instructions to the independent voting rights representative, as further described in the Company’s invitation to the 2026 AGM published on May 29, 2026, or by giving proxy to a representative.

Exhibit No.	Description
99.1	Notice of 2026 Annual General Meeting
99.2	Registration and Authorization Form of 2026 Annual General Meeting
99.3	Depositary’s Notice of 2026 Annual General Meeting
99.4	Voting Card for American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2026	WISEKEY INTERNATIONAL HOLDING AG

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer

	By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer

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